ALARION FINANCIAL SERVICES, INC.

November 16, 2011

William Schroeder	VIA EDGAR
Staff Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Alarion Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 16, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 15, 2011
File No. 000-51843

Dear Mr. Schroeder:

We are writing to request an extension to reply to U.S. Securities and Exchange Commission Staff Accountant Paul Cline’s letter dated October 28, 2011. Specifically, please consider this our request to reply on or before November 23, 2011.

We thank you in advance for your consideration of our request. Please do not hesitate to contact in the meantime me if you have any questions concerning this matter.

Sincerely,

/s/ Matthew Ivers

Matthew Ivers
Senior Vice President and Chief Financial Officer